SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D**


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Klever Marketing, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   498589 10 0
                                 (Cusip Number)

                                Michael L. Mills
                                Olson Farms, Inc.
                              The Olson Foundation
                            Esate of Peter D. Olson
                             Peter Dean Olson Trust
                        601 S. Milliken Ave., Suite K-100
                            Ontario, California 91761
                                 (909) 390-0344
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 3, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The total number of shares of Common Stock reported herein is 2,760,142, which would constitute approximately 21.2% of the 13,014,324 shares of Common Stock that would be outstanding if all of the Preferred Shares (as defined below) were converted on February 15, 2001. See Item 5(a) herein for a description of the calculation of the Common Stock conversion ratio. All ownership percentages set forth herein are based on there being 12,148,074 shares of Common Stock outstanding unless otherwise specified herein.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 498589 10 0                                       Page 2 of 13 Pages

The exhibit list appears on page 11.

CUSIP No. 498589 10 0                                       Page 3 of 13 Pages



1.   Name of Reporting Person:

     Michael L. Mills

2.   Check the Appropriate Box if a Member of a Group:     (a) [_]
                                                           (b) [_]
3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

6.   Citizenship or Place of Organization: U.S.A.

                         7.   Sole Voting Power:  996,127
Number of
Shares
Beneficially             8.   Shared Voting Power:  1,758,015
Owned By
Each
Reporting                9.   Sole Dispositive Power: 996,127
Person
With
                         10.  Shared Dispositive Power:  1,758,015

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
      2,754,142(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:  [_]



(1) Represents: (a) 23,182 shares of Common Stock ("Common Shares") held by Mr. Mills; (b) Mr. Mills' options covering 12,000 Common Shares exercisable within the next 60 days; (c) 79,056 shares of Class A Preferred Stock, Series 1 ("Preferred Shares") (convertible within the next 60 days into 790,560 Common Shares) held by Olson Farms, Inc., of which Mr. Mills is president as to all of which Mr. Mills disclaims beneficial ownership; (d) 759,765 Common Shares held by Olson Farms, Inc., of which Mr. Mills is president as to all of which Mr. Mills disclaims beneficial ownership; (e) 150,000 Common Shares held by The Olson Foundation, of which Mr. Mills is one of four trustees, as to all of which Mr. Mills disclaims beneficial ownership; (f) 5,769 Preferred Shares (convertible within the next 60 days into 57,690 Common Shares) held by the Olson Foundation, of which Mr. Mills is one of four trustees, as to all of which Mr. Mills disclaims beneficial ownership; and (g) 960,945 Common Shares held by the Estate of Peter Dean Olson, of which Mr. Mills is executor, as to all of which Mr. Mills disclaims beneficial interest.

CUSIP No. 498589 10 0                                       Page 4 of 13 Pages


13.  Percent of Class Represented by Amount in Row (11): 21.2%(2)

14.  Type of Reporting Person: IN
  --------------------------

(2)  Assumes that there are 13,008,324 Common Shares outstanding.

CUSIP No. 498589 10 0                                       Page 5 of 13 Pages

1.   Name of Reporting Person:

     Olson Farms, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [_]
3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

6.   Citizenship or Place of Organization: California

                         7.   Sole Voting Power: 1,550,325
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 1,550,325
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,556,325(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [_]

(3) Represents: (a) 79,056 Preferred Shares (convertible within the next 60 days into 790,560 Common Shares) held by Olson Farms, Inc.; and (b) 759,765 Common Shares held by Olson Farms, Inc.

13.  Percent of Class Represented by Amount in Row (11): 12.0%(4)

14.  Type of Reporting Person: CO

--------------------------
(4)  Assumes that there are 12,944,634 Common Shares.

CUSIP No. 498589 10 0                                       Page 6 of 13 Pages

1.   Name of Reporting Person:

     The Olson Foundation

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [_]
3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

6.   Citizenship or Place of Organization: California

                         7.   Sole Voting Power: 207,690
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 207,690
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     207,690(5)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [x]
     --------------------------

     5) Represents:  (a) 150,000 Common Shares held by The Olson Foundation; and
     (b) 5,769 Preferred Shares (convertible within the next 60 days into 57,690 Common Shares) held by The Olson Foundation; Excludes: (i) 79,056 Preferred Shares (convertible within the next 60 days into 790,560 Common Shares) and 759,765 Common Shares held by Olson Farms, Inc. in which The Olson Foundation holds a 24% direct interest and a 17.4% indirect interest, but is not a controlling shareholder of such corporation or share control over the corporation's investment portfolio and (ii) 961,444 Common Shares held by the Estate of Peter Dean Olson, as to which The Olson Foundation will later become sole beneficiary but lacks voting or dispositive power.

13.  Percent of Class Represented by Amount in Row (11): 1.7%(6)

14.  Type of Reporting Person: OO

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CUSIP No. 498589 10 0                                       Page 7 of 13 Pages

- ------------------------
(6)  Assumes that there are 12,205,764 Common Shares outstanding.

CUSIP No. 498589 10 0                                       Page 8 of 13 Pages

1.   Name of Reporting Person:

     Estate of Peter Dean Olson

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [_]
3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

6.   Citizenship or Place of Organization: California

                         7.   Sole Voting Power: 960,945
Number of
Shares
Beneficially             8.   Shared Voting Power:  0
Owned By
Each
Reporting                9.   Sole Dispositive Power: 960,945
Person
With
                         10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     960,945(7)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [X]


--------------------------

     7) Represents: Shares held by the Estate of Peter Dean Olson, subject to court approval. Excludes all Common Shares and all Preferred Shares held by Olson Farms, Inc. in which the Estate holds a 0.0322% indirect interest.

13.  Percent of Class Represented by Amount in Row (11): 7.9%

14.  Type of Reporting Person: OO

CUSIP No. 498589 10 0                                       Page 9 of 13 Pages

1.   Name of Reporting Person:

     Peter D. Olson Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                                 (a) [_]
                                                                 (b) [_]
3.   SEC Use Only

4.   Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

6.   Citizenship or Place of Organization: California

                         7.   Sole Voting Power: 0
Number of
Shares
Beneficially             8.   Shared Voting Power:  2,511,270
Owned By
Each
Reporting                9.   Sole Dispositive Power: 0
Person
With
                         10.  Shared Dispositive Power:  2,511,270

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,511,270(8)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:  [X]


--------------------------
     8) Represents: (a) 960,945 Common Shares held by the Estate of Peter Dean Olson, subject to court approval as to which the Peter D. Olson Trust disclaims beneficial ownership; and (b) 79,056 Preferred Shares (convertible within the next 60 days into 790,560 Common Shares) and 759,765 Common Shares owned by Olson Farms, Inc. as to which the Peter D. Olson Trust may be deemed to share voting and investment power, but as to all except the Peter Dean Olson Trust's indirect 0.0322% interest in Olson Farms, Inc. beneficial ownership is disclaimed by the Peter D. Olson Trust.

13.  Percent of Class Represented by Amount in Row (11): 19.4% (9)

14.  Type of Reporting Person: OO
------------------------
(9)  Assumes that there are 12,938,634 Common Shares outstanding.

CUSIP No. 498589 10 0                                       Page 10 of 13 Pages

CUSIP No. 498589 10 0                                       Page 11 of 13 Pages


Item 1.  Security and Issuer.

     This statement relates to shares of Common Stock, par value $0.01 per share (the "Common Shares"), of Klever Marketing, Inc. (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 350 West 300 South, Suite 201, Salt Lake City, Utah 84101.


Item 2.  Identity and Background.

     (a) This statement is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, by the following: Michael L. Mills ("Mr. Mills"); Olson Farms, Inc. ("OFI"), a California corporation; The Olson Foundation ("TOF"), a California non-profit trust; the Estate of Peter Dean Olson, Michael L. Mills, Executor ("Estate"); and the Peter D. Olson Trust, Michael L. Mills, Trustee ("PDOT"). The Estate is sometimes hereinafter referred to as the Original Investor and Mr. Mills, OFI, TOF and PDOT are sometimes hereinafter collectively referred to as the "Successor Investors" and the Successor Investors and the Original Investor are sometimes hereinafter collectively referred to as the "Reporting Persons". The Successor Investors are the successors to certain of the interest in Common Shares of the Original Investor who died in November, 1999. Following his death, the Estate exercised certain previously reported options granted to him by the Issuer. OFI has also recently increased its beneficial ownership of Common Shares as described in
Item 5(a). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section
13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

            (b) - (c)

     Mr. Mills is President/CEO of OFI, residing at 20890 Bakal Drive, Riverside, California 92508.

     OFI is a California corporation, engaged in business as a diversified agricultural and real estate holding company with operations throughout the western United States, dealing primarily in the production, processing, and distribution of eggs. The principal business address of OFI is 601 S. Milliken Ave., Suite K-100, Ontario, California 91761. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of OFI are as follows:

                       RESIDENCE OR                PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS              OR EMPLOYMENT

Michael L. Mills       601 S. Milliken Ave.             President/CEO of
                       Suite K-100                       OFI
                       Ontario, California 91761

CUSIP No. 498589 10 0                                       Page 12 of 13 Pages

Richard J. Trout       601 S. Milliken Ave.             Chief Financial
                       Suite K-100                      Officer of OFI
                       Ontario, California 91761

Leonard D. Southwick   8489 Sunshine Lane               VP/General Manager
                       Riverside, California 92508      Metro Auto Group

Linda Olson            521 N. Arden Drive               VP Industrial
                       Beverly Hills, California        Relations,
                       90210                            Asst. Corp. Secy
                                                        & Director of OFI


Earl R. Smith          730 W. Edmunson                  Consultant to and
                       Morgan Hill, California 95037    Director of OFI

     TOF is a California non-profit trust whose purpose is to serve religious, charitable, scientific and educational purposes, including the charitable purposes of the California Foundation for Agriculture in the Classroom. The principal business address of TOF is 601 S. Milliken Ave., Suite K-100, Ontario, California 91761. TOF holds a 41.73% interest in OFI (consisting of a 24.360% direct interest in OFI and a 17.371% indirect limited partnership through a shareholder of OFI). Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each trustee, executive officer and controlling person of TOF are as follows:

                       RESIDENCE OR                 PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS              OR EMPLOYMENT


Michael L. Mills       601 S. Milliken Ave.             President of OFI
                       Suite K-100
                       Ontario, California 91761

Richard Clissold       2157 E. 2100 So.                 VP/Secretary
                       Salt Lake City                   Clissold Manage-
                       Utah 84109                       ment, Inc.

William D. McBrearty   16955 Via Del Campo              Principal, Khalsa,
                       No. 240                          McBrearty & Assoc.
                       San Diego, California            CPAs
                       92127

Richard M. White       1920 E. Warner Ave.              Principal, R.M.
                       Suite H                          White & Assoc.
                       Santa Ana, California 92705      CPAs

     The Estate is the estate of Peter Dean Olson, deceased, formerly a resident of 521 North Arden Drive, Beverly Hills, California 90210. The Estate owns a 0.032% interest in OFI (consisting of a 0.11% indirect limited partnership interest through a shareholder of OFI and a 0.22% combined general and limited partnership interest through

CUSIP No. 498589 10 0                                       Page 13 of 13 Pages


another shareholder of OFI). The Executor of the Estate is Mr. Mills. The principal business address of the Estate is 601 S. Milliken Ave., Suite K-100, Ontario, California 91761.

     PDOT is a California testamentary trust whose purpose is to receive the residual distribution from the Estate and, in turn, contribute it to TOF. The address of PDOT is 601 South Milliken Avenue, Suite K-100, Ontario, California 91761. The sole trustee of PDOT is Michael L. Mills, whose address and principal occupation or employment are set forth above.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

         This statement is being filed as a result of the following:


     (i) with respect to the Original Investor, (a) the matters described in the original Schedule 13D Statement of Peter Dean Olson filed September 4, 1998, (b) his death, and (c) the Estate's exercise of certain previously reported stock options granted to the deceased by the Issuer prior to his death, which Common Shares are now held in the Estate; and

     (ii) with respect to the Successor Investors, (a) their respective succession to the ownership of the Original Investor as a result of his death;
(b) the purchase by OFI of an aggregate of 79,056 Preferred Shares, which are convertible within the next 60 days into 790,560 Common Shares as more fully described in Item 5(a) below; (c) the acquisition by Mr. Mills of options to purchase 12,000 Common Shares pursuant to the Issuer's 1998 Stock Incentive Plan as more fully described in Item 5(a) below; and (d) the purchase by TOF of 5,769 Preferred Shares, which are convertible within the next 60 days into 57,690 Common Shares as more fully described in Item 5(a) below. The source and amount of the funds used by the Estate and Successor Investors to purchase Common Shares (or in the case of OFI, Preferred Shares convertible into Common Shares) are as follows:

REPORTING PERSON         SOURCE OF FUNDS       AMOUNT OF FUNDS

Mills                    Not applicable        Not applicable

OFI                      Working capital        $750,001

TOF                      Working capital        $150,000

Estate                   Working capital        $364,377


Item 4.  Purpose of Transaction.

         The Reporting Persons acquired and continue to hold the Common Shares (and Preferred Shares convertible within the next 60 days into

CUSIP No. 498589 10 0                                       Page 14 of 13 Pages

Common Shares) reported herein for investment purposes. The Reporting Persons intend to review continuously their equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the applicable Reporting Persons may determine (i) to convert or to not convert the Preferred Shares into Common Shares and/or (ii) to increase or decrease its equity interest in the Issuer by acquiring additional Common Shares or Preferred Shares (or other securities convertible or exercisable into Common Shares) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so. In addition, at the time of settlement of the Estate, certain Common Shares held by the Estate will be distributed to PDOT and, in turn, to TOF. Mr. Mills, who is a Reporting Person hereunder and an officer, director, trustee or executor of the various Reporting Persons as indicated in Item 2 above, is a director of the Issuer and, as such, may be deemed to have influence over the Issuer. Mr. Mills has no direct or indirect beneficial interest in OFI, TOF, the Estate or PDOT.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.


Item 5.  Interest in Securities of the Issuer.

         (a)

         The Successor Investors

     As of the date hereof, (i) the Estate beneficially owns 960,945 Common Shares or 7.9% of the issued and outstanding Common Shares, excluding a 0.032% indirect interest (currently reflecting 499 Common Shares) held by OFI as to which the Estate has no voting or investment power; (ii) TOF beneficially owns 150,000 Common Shares and 5,769 Preferred Shares (convertible within the next 60 days into 57,690 Common Shares) or 1.7% of the issued and outstanding Common Shares, excluding 960,945 Common Shares held by the Estate of Peter Dean Olson, as to which TOF (following the interim ownership by PDOT) will be sole beneficiary but lacks voting or dispositive power; (iii) OFI beneficially owns 759,765 Common Shares and 79,056 Preferred Shares (convertible within the next 60 days into 790,560 Common Shares) at the ratio of ten Common Shares for each one Preferred Share) or 12.0% of the issued and outstanding Common Shares; (iv) Mr. Mills beneficially owns 23,182 Common Shares and certain incentive stock options issued under the Issuer's 1998 Stock Incentive Plan exercisable within the next 60 days covering 12,000 Common Shares; and (v) PDOT beneficially owns the 960,945 Common Shares held by the Estate of Peter Dean Olson, subject to court approval as to which the Peter D. Olson Trust disclaims beneficial ownership; and (b) 79,056 Preferred Shares (convertible within the next 60 days into 790,560 Common Shares) and 759,765 Common Shares owned by Olson Farms, Inc. as to which the Peter D. Olson Trust may be deemed to share voting and investment power, but

CUSIP No. 498589 10 0                                       Page 15 of 13 Pages


as to all except the Peter Dean Olson Trust's indirect 0.0322% interest in Olson Farms, Inc. beneficial ownership is disclaimed by the Peter D. Olson Trust; and Mr. Mills, because of his position as Executor of the Estate, as a Trustee of TOF, as President/CEO of OFI and as Trustee of PDOT, may, pursuant to pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,905,892 Common Shares and 84,825 Preferred Shares (convertible within the next 60 days into 848,250 Common Shares) totaling 2,754,142 Common Shares, or 21.2%, of the issued and outstanding Common Shares. Mr. Mills, however, disclaims beneficial ownership of all except his own 23,182 Common Shares and the incentive stock options covering 12,000 Common Shares granted to him.

         The Original Investor

     At his death, the Original Investor, Peter Dean Olson, had provided that all of the Common Shares then owned by him would be contributed to PDOT; however, the Estate has not been settled. As of the date hereof, the Estate, as successor to the Original Investor, owns 960,945 Common Shares or 7.9% of the issued and outstanding Common Shares, excluding a 0.032% indirect interest (currently reflecting 499 Common Shares) held by OFI, as to which the Estate holds an indirect interest but holds no voting or investment power. Mr. Mills, because of his position as Executor of the Estate, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the 960,945 Common Shares or 7.9% of the issued and outstanding Common Shares. Mr. Mills, however, disclaims beneficial ownership of all of such Common Shares.

         (b)

            The Successor Investors

     As of the date hereof, (a) the Estate, through Mr. Mills, its Executor, has sole power to direct the voting and disposition of the Common Shares beneficially owned by the Estate as specified in item 5(a) above; (b) TOF, through its Trustees, has the sole power to direct the voting and disposition of 150,000 Common Shares and 5,769 Preferred Shares (convertible within the next 60 days into 57,690 Common Shares) beneficially owned by TOF as specified in item 5(a) and Mr. Mills has shared power to direct the voting and disposition of 150,000 Common Shares and 5,769 Preferred Shares (convertible within the next 60 days into 57,690 Common Shares) beneficially owned by TOF as specified in item 5(a); (c) OFI has sole power to direct the voting and disposition of 759,765 Common Shares and 79,056 Preferred Shares (convertible within the next 60 days into 799,560 Common Shares) beneficially owned by OFI as specified in item 5(a); and (d) Mr. Mills, individually and as Trustee of PDOT, President/CEO of OFI, Trustee of TOF and Executor of the Estate, has sole power to direct the voting and disposition of 996,127 Common Shares and has shared power to direct the voting and disposition of 1,758,015 Common Shares beneficially owned by those Successor Investors specified in item 5(a).

CUSIP No. 498589 10 0                                       Page 16 of 13 Pages

            The Original Investor

     As of the date hereof, the Estate, as successor to the Original Investor, through Mr. Mills, has the sole power to direct the voting and disposition of 960,945 Common Shares beneficially owned by the Estate as specified in Item 5(a) above.

     (c) On January 3, 2001, OFI purchased 37,879 newly issued Preferred Shares (convertible within the next 60 days into 378,790 Common Shares) in a private transaction for the price of $6.60 per Preferred Share. Other than as set forth herein, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Common Shares during the past 60 days.

     (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

     (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The matters set forth in Item 2 are incorporated into this Item 6 by reference as if fully set forth herein. Except as set forth therein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 -- Joint Filing Agreement among the Reporting Persons, dated March 7, 2001.

CUSIP No. 498589 10 0                                       Page 17 of 13 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 7, 2001
                                  OLSON FARMS, INC.


                                  By: _/s/ Michael L. Mills
                                      Michael L. Mills, President


                                 THE OLSON FOUNDATION


                                 By: _/s/ Michael L. Mills
                                     Michael L. Mills, Trustee


                                 ESTATE OF PETER DEAN OLSON, Deceased


                                 By: _/s/ Michael L. Mills
                                     Michael L. Mills, Executor


                                 PETER DEAN OLSON TRUST


                                 By: _/s/ Michael L. Mills
                                     Michael L. Mills, Trustee



                                     _/s/ Michael L. Mills
                                     Michael L. Mills











212589_5

CUSIP No. 498589 10 0                                       Page 18 of 13 Pages

                                    Exhibit 5

                             Joint Filing Agreement


     We, the signatories of the statement on Schedule 13D to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: March 7, 2001
                                          OLSON FARMS, INC.


                                          By: _/s/ Michael L. Mills_
                                              ---------------------
                                              Michael L. Mills, President


                                          THE OLSON FOUNDATION


                                          By: __/s/ Michael L. Mills
                                              Michael L. Mills, Trustee


                                          ESTATE OF PETER DEAN OLSON, Deceased


                                          By: _/s/ Michael L. Mills
                                              Michael L. Mills, Executor


                                         PETER DEAN OLSON TRUST


                                         By: __/s/ Michael L. Mills
                                             Michael L. Mills, Trustee



                                             __/s/ Michael L. Mills
                                             Michael L. Mills